OLIVER PRESS PARTNERS, LLC
152 West 57th Street
46th Floor
New York, NY 10019

March 17, 2008

VIA EDGAR

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	The Phoenix Companies
Revised Preliminary Proxy Statement
Soliciting Materials filed pursuant to Rule 14a-12
Filed March 10 and 13, 2008 by Oliver Press Partners, LLC, Oliver Press Investors, LLC,
Augustus K. Oliver, Clifford Press, Davenport Partners, L.P., JE Partners, L.P., Oliver Press
Master Fund, L.P., John Clinton and Carl Santillo
File No. 001-16517

Dear Mr. Duchovny:

                    Oliver Press Partners, LLC (“Oliver Press”) is in receipt of your letter to Oliver Press’ counsel dated March 14, 2008. Oliver Press has set forth below the SEC comments verbatim, followed by Oliver Press’ responses.

Revised Preliminary Proxy Statement

Reasons for our Solicitation, page 5

1. SEC Comment: We note your reference to the “unfunded special pension account for senior executives that has grown to over $141 million.” Please clarify that a portion of these benefits are due to former employees of the company, as described on page 34 of the company’s proxy statement.

          Oliver Press Response: The requested change was made. The paragraph was revised to read as follows:

“While both the stock price and the insurance and debt ratings have declined, the Board has endorsed management compensation with so many features that it requires 43 pages to describe in the Company’s proxy statement this year including, among many other provisions, an unfunded special pension account for current and retired “Senior Management and select employees” that has grown to over $141 million. These plans and others have provided Dona Young with a current accumulated $12.8 million of pension benefits, $9.1 million of deferred compensation and additional Board approved arrangements providing a further $27.0 million of severance, other compensation, benefits and perquisites in the event she were terminated by the Company after a change-in-control, she were to choose to leave the Company for “good reason” after a change-in-control (as defined in her change-in-control agreement)[1] or she were to choose to leave the Company voluntarily within 30 days after the first anniversary of a change-in-control, for a combined compensation change-in-control package of $49 million[2].”

2. SEC Comment: We note your reference to the company’s CEO “walk-away” compensation on pages 5 and 6 together with the related footnote. Please revise your disclosure on both pages to clarify whether any of the compensation has been earned and would be payable regardless of a change in control of the company. Also, clarify the meaning of “walk-away.”

          Oliver Press Response: The requested changes were made, in part as contained in the response to Comment 1 above. The reference to “walk-away” was removed.

3. SEC Comment: We note your response to previous comment 2 as it referred to our third bullet point. Please revise the referenced disclosure further by clarifying the dates of the reports from the rating agencies to which you refer.

          Oliver Press Response: The requested change was made by the insertion of new footnote 4.

Additional Soliciting Materials

          4. SEC Comment: We note your response to previous comment 9. Please confirm that in future materials you will clarify the meaning of your disclosure and

1 A description of Dona Young’s change-in-control agreement is contained in Phoenix’s proxy statement.

2 Includes Pension, Supplemental Pension, Excess Investment Plan, Deferred Restricted Stock Units, Deferred Dividends, Base Severance, Incentive Severance, 2007 Annual Incentive, 2005-2007 LTIP, 2006-2008 LTIP, 2007-2009 LTIP, Unvested Performance-Contingent RSU’s, Unvested Service-Based RSU’s, Unvested Stock Options, Incremental Non-Qualified Company Match, Non-Qualified Pension Lump Sum, and 280G Tax Gross-Up (for excise taxes on Excess Parachute Payments).

describe whether the company’s directors are independent under standards applicable to the company.

          Oliver Press Response: Oliver Press confirms that in future materials it will clarify the meaning of the subject disclosure and describe whether the company’s directors are independent under standards applicable to the company.

          If you have any questions regarding the foregoing, please call Jeffrey Shapiro at (973) 597-2470 or Allen Levithan at (973) 597-2406. Thank you.

Very truly yours

OLIVER PRESS PARTNERS, LLC

		By:	/s/ Clifford Press

Clifford Press
Managing Member
cc:	Allen B. Levithan, Esq.
Jeffrey M. Shapiro, Esq.